UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)*

Under the Securities Exchange Act of 1934

Synageva BioPharma Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

896263100

(CUSIP Number)

Alexander A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5690

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 5, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
13-4093645

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER

SHARES		10,648,182

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		10,648,182

PERSON	10	SHARED DISPOSITIVE POWER

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,648,182

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

(1)	Based on 32,935,818 shares of common stock outstanding as reported in the Issuer’s Prospectus filed with the SEC on March 6, 2014.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
46-3147749

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER

SHARES		10,648,182

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		10,648,182

PERSON	10	SHARED DISPOSITIVE POWER

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,648,182

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.3% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO

(1)	Based on 32,935,818 shares of common stock outstanding as reported in the Issuer’s Prospectus filed with the SEC on March 6, 2014.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Felix J. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER

SHARES		10,837,894(1)

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		10,837,894 (1)

PERSON	10	SHARED DISPOSITIVE POWER

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,837,894 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.9% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

(1) Includes 45,750 shares of common stock underlying options issued to Felix J. Baker.

(2) Based on 32,935,818 shares of common stock outstanding as reported in the Issuer’s Prospectus filed with the SEC on March 6, 2014. Assumes the exercise of options to purchase 45,750 shares of common stock issued to Felix J. Baker.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS Julian C. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER

SHARES		10,813,664(1)

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		10,813,664(1)

PERSON	10	SHARED DISPOSITIVE POWER

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,813,664(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.8% (1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

(1) Includes 21,000 shares of common stock underlying options issued to Julian C. Baker.

(2) Based on 32,935,818 shares of common stock outstanding as reported in the Issuer’s Prospectus filed with the SEC on March 6, 2014. Assumes the exercise of options to purchase 21,000 shares of common stock issued to Julian C. Baker.

CUSIP No.	896263100

1	NAMES OF REPORTING PERSONS FBB Associates
13-3843860

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF	7	SOLE VOTING POWER

SHARES		143,462

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY

EACH	9	SOLE DISPOSITIVE POWER

REPORTING		143,462

PERSON	10	SHARED DISPOSITIVE POWER

WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,462

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN,OO

(1)	Based on 32,935,818 shares of common stock outstanding as reported in the Issuer’s Prospectus filed with the SEC on March 6, 2014.

Amendment No. 9 to Schedule 13D

This Amendment No. 9 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the Adviser GP”), Julian C. Baker, Felix J. Baker and FBB Associates (“FBB”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Pursuant to the amended and restated management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”), 14159, L.P. (“14159”), 667, L.P. (“667”), Baker Biotech Fund II (A), L.P. (“Baker Biotech II (A)”), Baker Bros. Investments, L.P. (“Baker Bros. Investments”), Baker Bros. Investments II, L.P. (“Baker Bros. Investments II”), and Baker/Tisch Investments, L.P. (“Baker Tisch”, and together with Life Sciences, 14159, 667, Baker Biotech II (A),  Baker Bros. Investments and Baker Bros. Investments II, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds and the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 4. Purpose of the Transaction.

On March 5, 2014, Synageva BioPharma Corp. (“the Issuer”) entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman, Sachs & Co., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters listed on Schedule I thereto (the “Underwriters”), related to a public offering (the “Offering”) of 2,000,000 shares of the Issuer’s common stock at a price to the public of $105.75 per share. In addition, the Issuer granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 300,000 shares of common stock to cover overallotments, if any. The Offering is expected to close on March 11, 2014.

Pursuant to the Offering, on March 6, 2014, Life Sciences and 14159 purchased 365,969, and 9,031 shares of the Issuer’s common stock, respectively, at the offering price of $105.75 per share, totaling 375,000 shares in the aggregate. Each of Life Sciences and 14159 purchased the shares of the Issuer’s commons stock with their working capital.

The Funds hold the securities for investment purposes. Whether the Reporting Persons or their affiliates purchase any additional securities or dispose of any securities, and the amount and timing of any such transactions, will depend upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business and prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares in the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j).

Depending upon their assessments of the above factors from time to time, the Reporting Persons or their affiliates may change their present intentions as stated above, including assessing whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined below), or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 9 are incorporated herein by reference.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Set forth below is the aggregate number and percentage of shares of common stock directly held, as of the date hereof, by each of the Funds (as defined below) based upon 32,935,818 shares of common stock outstanding as reported in the Issuer’s Prospectus filed with the SEC on March 6, 2014. Such percentage figures were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”).

		Percent of Class
Name	Number of Shares	Outstanding
Baker/Tisch Investments, L.P.	206,800	0.6%
Baker Bros. Investments, L.P.	165,213	0.5%
Baker Bros. Investments II, L.P.	55,479	0.2%
667, L.P.	1,736,065	5.3%
14159, L.P.	211,614	0.6%
Baker Biotech Fund II(A), L.P.	100,490	0.3%
Baker Brothers Life Sciences, L.P.	8,172,521	24.8%

The Adviser GP, Felix J. Baker and Julian C. Baker as principals of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB and as such may be deemed to be beneficial owners of shares owned by FBB and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds, and Julian C. Baker and Felix J. Baker each disclaims beneficial ownership of the securities held by FBB Associates, and this Amendment No. 9 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) or for any other purpose.

Felix J. Baker and Dr. Stephen R. Biggar, an employee of the Adviser are directors of the Issuer. In connection with their service on the Board, each holds options to purchase common stock of the Issuer as disclosed in previous amendments to this Schedule 13D (“Stock Options”).

Felix J. Baker and Dr. Stephen R. Biggar serve on the Issuer’s Board as representatives of the Funds. Due to the agreements and policies of the Funds, Felix J. Baker and Dr. Stephen R. Biggar do not have any right to receive any profits from any securities as compensation for serving as Directors of the Issuer and therefore have no pecuniary interest in the Stock Options. The Funds are entitled to the pecuniary interest in the Stock Options as each holds an indirect pecuniary interest. Felix J. Baker and Dr. Stephen R. Biggar solely as a result of their ownership interest in the general partners of the general partners of the Funds may be deemed to have an indirect pecuniary interest in the Stock Options (ie. no direct pecuniary interest). Felix J. Baker and Stephen R. Biggar currently retain voting and investment power over the Stock Options.

Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are held directly by 14159, a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Biotech Fund II(A), L.P., a limited partnership the sole general partner of which is Baker Biotech Capital II(A), L.P., a limited partnership the sole general partner of which is Baker Biotech Capital II(A) (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital II(A) (GP), LLC.

Certain securities of the Issuer are held directly by FBB, a general partnership the sole members of which are Julian C. Baker and Felix J. Baker.

Certain securities of the Issuer are held directly by Baker Bros. Investments, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Bros. Investments II, a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros. Capital (GP), LLC.

Certain securities of the Issuer are held directly by Baker Tisch, a limited partnership the sole general partner of which is Baker/Tisch Capital, L.P., a limited partnership the sole general partner of which is Baker/Tisch Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker/Tisch Capital (GP), LLC.

(e)	Not applicable.

Item 7.  Material to be Filed as Exhibits

99.1	Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2014

BAKER BROS. ADVISORS LP

By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB Associates

By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Partner